ALLIANCEBERNSTEIN INVESTMENTS, INC.
                      1345 Avenue of the Americas
                           New York, NY 10105
                              212-969-1000


                                                                  March 16, 2007


Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

      Re: Filing Pursuant to Rule 17g-1 under the Investment Company Act of 1940 with Respect to Registered Investment Companies Managed by AllianceBernstein L.P.

Dear Sirs:

            Enclosed, on behalf of each of the registered investment companies (the "Funds") managed by AllianceBernstein L.P. (see Schedule A, attached hereto), and pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended, are copies of the following documents:

            (i) The Investment Company Blanket Bond (the "Bond") for the period March 6, 2007 to March 6, 2008, on which AllianceBernstein L.P. and the Funds are the named insureds;

            (ii) The Joint Fidelity Bond Agreement entered into by AllianceBernstein L.P. and the Funds; and

            (iii) The resolutions of the Boards of Directors or Trustees of the Funds, including a majority of the Directors or Trustees who are not interested persons of the Funds, approving the amount, type, form and coverage of the Bond.

            The premium in connection with the Bond has been paid for the current year.

                                                          Sincerely,

                                                          /s/ Marie Vogel
                                                          ---------------
                                                              Marie Vogel
                                                              Vice President

Enclosures


SK 00250 0073 756179

                                                                      SCHEDULE A

ACM MANAGED DOLLAR INCOME FUND, INC.
ACM MANAGED INCOME FUND, INC.
ACM MUNICIPAL SECURITIES FUND, INC.
ALLIANCE ALL-MARKET ADVANTAGE FUND, INC.
ALLIANCE CALIFORNIA MUNICIPAL INCOME FUND, INC.
ALLIANCE NATIONAL MUNICIPAL INCOME FUND, INC.
ALLIANCE NEW YORK MUNICIPAL INCOME FUND, INC.
ALLIANCEBERNSTEIN BALANCED SHARES, INC.
ALLIANCEBERNSTEIN BLENDED STYLE SERIES, INC.
ALLIANCEBERNSTEIN BOND FUND, INC.
ALLIANCEBERNSTEIN CAP FUND, INC.
ALLIANCEBERNSTEIN CORPORATE SHARES
ALLIANCEBERNSTEIN EMERGING MARKET DEBT FUND, INC.
ALLIANCEBERNSTEIN EXCHANGE RESERVES
ALLIANCEBERNSTEIN FIXED-INCOME SHARES, INC.
ALLIANCEBERNSTEIN FOCUSED GROWTH & INCOME FUND, INC.
ALLIANCEBERNSTEIN GLOBAL GOVERNMENT INCOME TRUST, INC.
ALLIANCEBERNSTEIN GLOBAL HEALTH CARE FUND, INC.
ALLIANCEBERNSTEIN GLOBAL HIGH INCOME FUND, INC.
ALLIANCEBERNSTEIN GLOBAL REAL ESTATE INVESTMENT FUND, INC.
ALLIANCEBERNSTEIN GLOBAL RESEARCH GROWTH FUND, INC.
ALLIANCEBERNSTEIN GLOBAL STRATEGIC INCOME TRUST, INC.
ALLIANCEBERNSTEIN GLOBAL TECHNOLOGY FUND, INC.
ALLIANCEBERNSTEIN GREATER CHINA '97 FUND, INC.
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC.
ALLIANCEBERNSTEIN HIGH YIELD FUND, INC.
ALLIANCEBERNSTEIN INCOME FUND, INC.
ALLIANCEBERNSTEIN INSTITUTIONAL FUNDS, INC.
ALLIANCEBERNSTEIN INTERNATIONAL GROWTH FUND, INC.
ALLIANCEBERNSTEIN INTERNATIONAL RESEARCH GROWTH FUND, INC.
ALLIANCEBERNSTEIN LARGE-CAP GROWTH FUND, INC.
ALLIANCEBERNSTEIN MID-CAP GROWTH FUND, INC.
ALLIANCEBERNSTEIN MUNICIPAL INCOME FUND, INC.
ALLIANCEBERNSTEIN MUNICIPAL INCOME FUND II
ALLIANCEBERNSTEIN TRUST
ALLIANCEBERNSTEIN UTILITY INCOME FUND, INC.
ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES FUND, INC.
SANFORD C. BERNSTEIN FUND, INC.
SANFORD C. BERNSTEIN FUND II, INC.
THE ALLIANCEBERNSTEIN POOLING PORTFOLIOS
THE ALLIANCEBERNSTEIN PORTFOLIOS
THE SPAIN FUND, INC.

SK 00250 0073 754131

                               POLICYHOLDER NOTICE
                               -------------------

Thank you for purchasing insurance from a member company of American International Group, Inc. (AIG). The AIG member companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can review and obtain information about the nature and range of compensation paid by AIG member companies to brokers and independent agents in the United States by visiting our website at www.aigproducercompensation.com or by calling AIG at 1-800-706-3102.

                      NATIONAL UNION FIRE INSURANCE COMPANY
                               OF PITTSBURGH, PA.

           (A Stock Insurance Company, herein called the Underwriter)
                                175 Water Street
                               New York, NY 10038

                         INVESTMENT COMPANY BLANKET BOND

                                                              Bond No. 966-76-13

DECLARATIONS
--------------------------------------------------------------------------------
Item 1. Name of Insured (herein called Insured):   AllianceBernstein L.P.

        Principal Address                          1345 Avenue of the Americas
                                                   #31
                                                   New York, NY 10105

--------------------------------------------------------------------------------
Item 2. Bond Period: from 12:01a.m. March 06, 2007 to March 06, 2008 the effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of said dates.

--------------------------------------------------------------------------------
Item 3. Limit of Liability--Subject to Sections 9, 10 and 12 hereof,

Amount applicable to

                                                          Limit of
                                                          Liability   Deductible
                                                          ---------   ----------

Insuring Agreement (A)-FIDELITY                          $50,000,000   $150,000
Insuring Agreement (B)-AUDIT EXPENSE                         $50,000    $10,000
Insuring Agreement (C)-ON PREMISES                       $50,000,000   $150,000
Insuring Agreement (D)-IN TRANSIT                        $50,000,000   $150,000
Insuring Agreement (E)-FORGERY OR ALTERATION             $50,000,000   $150,000
Insuring Agreement (F)-SECURITIES                        $50,000,000   $150,000
Insuring Agreement (G)-COUNTERFEIT CURRENCY              $50,000,000   $150,000
Insuring Agreement (H)-STOP PAYMENT                          $25,000     $5,000
Insuring Agreement (I)-UNCOLLECTIBLE ITEMS OF DEPOSIT        $25,000     $5,000
Insuring Agreement (J)-COMPUTER SYSTEMS                  $50,000,000   $150,000
Insuring Agreement (K)-TELEFACSIMILE TRANSFER FRAUD      $50,000,000   $150,000
Insuring Agreement (L)-AUTOMATED PHONE SYSTEMS           $50,000,000   $150,000

     If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

--------------------------------------------------------------------------------
Item 4. Offices or Premises Covered--Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: No Exceptions.

--------------------------------------------------------------------------------
Item 5. The liability of the Underwriter is subject to the terms of the following riders attached hereto: Riders # 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13

--------------------------------------------------------------------------------
Item 6. The Insured by the acceptance of this bond gives to the Underwriter terminating or cancelling prior bond(s) or policy(ies) No.(s) 625-91-13 such termination or cancellation to be effective as of the time this bond becomes effective.

--------------------------------------------------------------------------------
PREMIUM      $123,500



------------------------                                ------------------------
     SECRETARY                                                  PRESIDENT



                        ---------------------------------
                            AUTHORIZED REPRESENTATIVE



-----------------------------                      -----------------------------
     COUNTERSIGNATURE DATE                                 COUNTERSIGNED AT


AON RISK SERVICES INC OF NY
55 EAST 52ND STREEET
NEW YORK, NY 10055-4725

                         INVESTMENT COMPANY BLANKET BOND

The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this bond, agrees with the Insured, in accordance with the Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond Period, to indemnify and hold harmless the Insured for:

                               INSURING AGREEMENTS

(A)  FIDELITY

     Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

     Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent:

     (a)  to cause the Insured to sustain such loss; and

     (b) to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

(B)  AUDIT EXPENSE

     Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 3 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of one or more of the Employees and the liability under this paragraph shall be in addition to the Limit of liability stated in Insuring Agreement (A) in Item 3 of the Declarations.

(C)  ON PREMISES

     Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire other than an armored motor vehicle company, for the purpose of transportation.

                              Offices and Equipment

     (1) Loss of or damage to, furnishings, fixtures, stationery, supplies or equipment, within any of the Insured's offices covered under this bond caused by Larceny or theft in, or by burglary, robbery or holdup of such office, or attempt thereat, or by vandalism or malicious mischief; or

     (2) loss through damage to any such office by Larceny or theft in, or by burglary, robbery or holdup of such office or attempt thereat, or to the interior of any such office by vandalism or malicious mischief provided, in any event, that the Insured is the owner of such offices, furnishings, fixtures, stationery, supplies or equipment or is legally liable for such loss or damage, always excepting, however, all loss or damage through fire.

(D)  IN TRANSIT

     Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, holdup, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

(E)  FORGERY OR ALTERATION

     Loss through FORGERY or ALTERATION of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit. promissory notes, or other written promises, orders or directions to pay sums certain in money, due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company or by any financial or banking institution or stockbroker but which instructions, advices or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an Investment Company, financial or banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond.

     Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement.

     Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(F)  SECURITIES

     Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution, by-laws, rules or regulations of any Self Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof,

     (1) through the Insured's having, in good faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been

          (a)  counterfeited, or

          (b) forged as to the signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or

          (c)  raised or otherwise altered, or lost, or stolen, or

     (2) through the Insured's having, in good faith and in the course of business, guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; EXCLUDING, losses caused by FORGERY or ALTERATION of, on or in those instruments covered under Insuring Agreement (E) hereof.

          Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof which instruments are in the ordinary course of business, transferable by delivery of such agreements with any necessary endorsement or assignment.

          The word "counterfeited" as used in this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original.

          Mechanically produced facsimile signatures are treated the same as handwritten signatures.

(G)  COUNTERFEIT CURRENCY

     Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of the United States of America or Canada issued or purporting to have been issued by the United States of America or Canada or issued pursuant to a United States of America or Canadian statute for use as currency.

(H)  STOP PAYMENT

     Loss against any and all sums which the Insured shall become obligated to pay by reason of the Liability imposed upon the Insured by law for damages:

     For having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber, or

     For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber.

(I)  UNCOLLECTIBLE ITEMS OF DEPOSIT

     Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer's, shareholder's or subscriber's account based upon Uncollectible Items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured's agent to such customer's, shareholder's or subscriber's Mutual Fund Account; or

     loss resulting from any Item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.

     Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible Items which are deposited.

     This Insuring Agreement applies to all Mutual Funds with "exchange privileges" if all Fund(s) in the exchange program are insured by a National Union Fire Insurance Company of Pittsburgh, PA for Uncollectible Items of Deposit. Regardless of the number of transactions between Fund(s), the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).

                               GENERAL AGREEMENTS

A.   ADDITIONAL OFFICES OR EMPLOYEES-CONSOLIDATION OR MERGER-NOTICE

     1. If the Insured shall, while this bond is in force, establish any additional office or offices, such office or offices shall be automatically covered hereunder from the dates of their establishment, respectively. No notice to the Underwriter of an increase during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.

     2. If an Investment Company, named as Insured herein, shall, while this bond is in force, merge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply automatically from the date of acquisition. The Insured shall notify the Underwriter of such acquisition within 60 days of said date, and an additional premium shall be computed only if such acquisition involves additional offices or employees.

B.   WARRANTY

     No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

C. COURT COSTS AND ATTORNEYS' FEES (Applicable to all Insuring Agreements or Coverages now or hereafter forming part of this bond)

     The Underwriter will indemnify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled of any suit or legal proceeding brought against the Insured to enforce the Insured's liability or alleged liability on account of any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that

     (1) an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; or

     (2) an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement;

     (3) in the absence of (1) or (2) above an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted.

     The Insured shall promptly give notice to the Underwriter of any such suit or legal proceeding and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured's name, through attorneys of the Underwriter's selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.

     If the amount of the Insured's liability or alleged liability is greater than the amount recoverable under this bond, or if a Deductible Amount is applicable, or both, the liability of the Underwriter under this General Agreement is limited to the proportion of court costs and attorneys' fees incurred and paid by the Insured or by the Underwriter that the amount recoverable under this bond bears to the total of such amount plus the amount which is not so recoverable. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement or Coverage.

D.   FORMER EMPLOYEE

     Acts of an Employee, as defined in this bond, are covered under Insuring Agreement (A) only while the Employee is in the Insured's employ. Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement
(A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment.

   THE FOREGOING INSURING AGREEMENTS AND GENERAL AGREEMENTS ARE SUBJECT TO THE
                      FOLLOWING CONDITIONS AND LIMITATIONS:

SECTION 1. DEFINITIONS

     The following terms, as used in this bond, shall have the respective meanings stated in this Section:

     (a)  "Employee" means:

          (1)  any of the Insured's officers, partners, or employees, and

          (2) any of the officers or employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of such predecessor and

          (3) attorneys retained by the Insured to perform legal services for the Insured and the employees of such attorneys while such attorneys or the employees of such attorneys are performing such services for the Insured, and

          (4) guest students pursuing their studies or duties in any of the Insured's offices, and

          (5) directors or trustees of the Insured, the investment advisor, underwriter (distributor), transfer agent, or shareholder accounting record keeper, or administrator authorized by written agreement to keep financial and/or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, and

          (6) any individual or individuals assigned to perform the usual duties of an employee within the premises of the Insured, by contract, or by any agency furnishing temporary personnel on a contingent or part-time basis, and

          (7) each natural person, Partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under Sub-section (9) hereof, and

          (8) those persons so designated in Section 15, Central Handling of Securities, and

          (9)  any officer, partner or Employee of

               a)   an investment advisor,

               b)   an underwriter (distributor),

               c)   a transfer agent or shareholder accounting record-keeper, or

               d) an administrator authorized by written agreement to keep financial and/or other required records,

               for an Investment Company named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any Investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the adviser, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.

               Each employer of temporary personnel or processors as set forth in Sub-Sections (6) and of Section 1(a) and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Section 13.

               Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

     (b) "Property" means money (i.e.. currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments of such policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic Representations of such instruments enumerated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor's declared financial condition at the time of the Insured's consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

     (c) "Forgery" means the signing of the name of another with intent to deceive; it does not include the signing of one's own name with or without authority, in any capacity, for any purpose.

     (d) "Larceny and Embezzlement" as it applies to any named Insured means those acts as set forth in Section 37 of the Investment Company Act of 1940.

     (e)  "Items of Deposit"  means any one or more checks and drafts.  Items of
          Deposit  shall  not  be  deemed   uncollectible  until  the  Insured's
          collection procedures have failed.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER

     (a) loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when covered by Insuring Agreement
          (A), (E), (F) or (G).

     (b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (D), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.

     (c) loss, in time of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.

     (d) loss resulting from any wrongful act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official, partial owner or partner of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body.

     (e) loss resulting from the complete or partial non-payment of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the Insured or any of its partners, directors or Employees, whether authorized or unauthorized and whether procured in good faith or through trick, artifice, fraud or false pretenses. unless such loss is covered under Insuring Agreement (A),
          (E) or (F).

     (f)  loss resulting from any violation by the Insured or by any Employee

          (1) of law regulating (a) the issuance, purchase or sale of securities, (b) securities transactions upon Security Exchanges or over the counter market, (c) Investment Companies, or (d) Investment Advisors, or

          (2) of any rule or regulation made pursuant to any such law, unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements (A) or (E).

     (g) loss of Property or loss of privileges through the misplacement or loss of Property as set forth in Insuring Agreement (C) or (D) while the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received by the Insured under (a) the Insured's contract with said armored motor vehicle company, (b) insurance carried by said armored motor vehicle company for the benefit of users of its service, and (c) all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company's service, and then this bond shall cover only such excess.

     (h) potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this bond, except as included under Insuring Agreement (I).

     (i) all damages of any type for which the Insured is legally liable, except direct compensatory damages arising from a loss covered under this bond.

     (j) loss through the surrender of Property away from an office of the Insured as a result of a threat

          (1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

          (2) to do damage to the premises or Property of the Insured, except when covered under Insuring Agreement (A).

     (k) all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this bond unless such indemnity is provided for under Insuring Agreement
          (B).

     (l) loss resulting from payments made or withdrawals from the account of a customer of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositor or representative of such person, who is within the premises of the drawee bank of the Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement
          (A).

     (m) any loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada.

SECTION 3. ASSIGNMENT OF RIGHTS

     This bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub-sections (6) and (7) of Section 1(a) of this bond, as aforesaid, and upon payment to the Insured by the Underwriter on account of any loss through dishonest or fraudulent act(s) including Larceny or Embezzlement committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured's rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.

SECTION 4. LOSS -NOTICE -PROOF-LEGAL PROCEEDINGS

     This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured's proof of loss. At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, but where the loss is clear and undisputed, settlement shall be made within forty-eight hours; and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys' fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

     Discovery occurs when the Insured

     (a)  becomes aware of facts, or

     (b) receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.

SECTION 5. VALUATION OF PROPERTY

     The value of any Property, except books of accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.

     In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

SECTION 6. VALUATION OF PREMISES AND FURNISHINGS

     In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationery, supplies, equipment, safes or vaults therein, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Underwriter may, at its election, pay such actual cash value or make such replacement or repair. If the Underwriter and the Insured cannot agree upon such cash value or such cost of replacement or repair, such shall be determined by arbitration.

SECTION 7. LOST SECURITIES

     If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 3 of the Declarations of this bond, the liability of the Underwriter shall be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this bond.

     If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured's rights, title and interests in and to said securities.

     With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion and option and at the request of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds.

     With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the terms and conditions of this INVESTMENT COMPANY BLANKET BOND subject to the Limit of Liability hereunder.

SECTION 8. SALVAGE

     In case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured for that part of such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

     At all times prior to termination hereof this bond shall continue in force for the limit stated in the applicable sections of Item 3 of the Declarations of this bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this bond with respect to all loss resulting from

     (a) any one act of burglary, robbery or holdup, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or

     (b) any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, shall be deemed to be one loss, or

     (c) all wrongful acts, other than those specified in (a) above, of any one person shall be deemed to be one loss, or

     (d) all wrongful acts, other than those specified in (a) above, of one or more persons (which dishonest act(s) or act(s) of Larceny or Embezzlement include, but are not limited to,the failure of an Employee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dishonest act or acts of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or

     (e) any one casualty or event other than those specified in (a), (b), (c) or (d) preceding, shall be deemed to be one loss, and shall be limited to the applicable Limit of Liability stated in Item 3 of the Declarations of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

     Sub-section (c) is not applicable to any situation to which the language of sub-section (d) applies.

SECTION 10. LIMIT OF LIABILITY

     With respect to any loss set forth in the PROVIDED clause of Section 9 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

SECTION 11. OTHER INSURANCE

     If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this bond applicable to such loss.

SECTION 12. DEDUCTIBLE

     The Underwriter shall not be liable under any of the Insuring Agreements of this bond on account of loss as specified, respectively, in sub-sections (a),
(b), (c), (d) and (e) of Section 9, NON-REDUCTION AND NON- ACCUMULATION OF LIABILITY AND TOTAL LIABILITY, unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the Insured, other than from any bond or policy of insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof (herein called Deductible Amount) and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 3 of the Declarations.

     The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 7.

     There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any Investment Company named as Insured herein.

SECTION 13. TERMINATION

     The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 60 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington. D.C. prior to 60 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 60 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

     This Bond will terminate as to any one Insured immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured. or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

     The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

     This Bond shall terminate

     (a) as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee (See Section 16[d]), or

     (b) as to any Employee 60 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or

     (c) as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective.

SECTION 14. RIGHTS AFTER TERMINATION OR CANCELLATION

     At any time prior to the termination or cancellation of this bond as an entirety, whether by the Insured or the Underwriter, the Insured may give to the Underwriter notice that it desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.

     Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto; provided, however, that such additional period of time shall terminate immediately;

     (a) on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or

     (b) upon takeover of the Insured's business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose without the necessity of the Underwriter giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium.

     The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured's business for the operation or for the liquidation thereof or for any other purpose.

SECTION 15. CENTRAL HANDLING OF SECURITIES

     Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured's interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

     The words "Employee" and "Employees" shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Ex- change and
Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis.

     The  Underwriter  shall  not  be  liable  on  account  of any  Ioss(es)  in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations, against such loss(es), and then the Underwriter shall be liable hereunder only for the Insured's share of such excess Ioss(es), but in no event for more than the Limit of Liability applicable hereunder.

     For the purpose of determining the Insured's share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporations shall use their best judgement in apportioning the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured's share of such excess losses) shall be the amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

     This bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(es) within the systems, an assignment of such of the Insured's rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights provided for herein.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

     If more than one corporation, co-partnership or person or any combination of them be included as the Insured herein:

     (a) the total liability of the Underwriter hereunder for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Underwriter would be liable hereunder if all such loss were sustained by any one of them,

     (b) the one first named herein shall be deemed authorized to make, adjust and receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms hereof, provided that the Underwriter shall furnish each named Investment Company with a copy of the bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement,

     (c) the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first named Insured,

     (d) knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall for the purposes of Section 4 and Section 13 of this bond constitute knowledge or discovery by all the Insured, and

     (e) if the first named Insured ceases for any reason to be covered under this bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

     Upon the Insured's obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a) (9) of the Investment Company Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:

     (a) the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name), and

     (b) the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

     (c)  the total number of outstanding voting securities.

     As used in this section, control means the power to exercise a controlling influence over the management or policies of the Insured.

     Failure to give the required notice shall result in termination of coverage of this bond, effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

     Such notice is not required to be given in the case of an Insured which is an Investment Company.

SECTION 18. CHANGE OR MODIFICATION

     This bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written endorsement issued to form a part hereof over the signature of the Underwriter's Authorized Representative. When a bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D.C. by the Insured or by the Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C. not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.

     IN WITNESS WHEREOF, the Underwriter has caused this bond to be executed on the Declarations Page.

                                   Rider # 1


This endorsement, effective 12:01 am March 6, 2007 forms a part of policy number 966-76-13 issued to AllianceBernstein L.P.

by   National Union Fire Insurance Company of Pittsburgh, Pa.

         THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

                         COVERAGE TERRITORY ENDORSEMENT

Payment of loss under this policy shall only be made in full compliance with all United States of America economic or trade sanction laws or regulations, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC").



                                                     ---------------------------
                                                       AUTHORIZED REPRESENTATIVE

                                   Rider # 2


This rider, effective 12:01 am March 6, 2007 forms a part of policy number 966-76-13 issued to AllianceBernstein L.P.


by   National Union Fire Insurance Company of Pittsburgh, Pa.


                                 NAMED INSUREDS

It is agreed that:

1. Item 1. of the Declaration Page, Name of Insured, shall include the following:

     ACM Income Fund, Inc.

     ACM Government Opportunity Fund, Inc.

     ACM Managed Income Fund, Inc.

     ACM Managed Dollar Income Fund, Inc.

     ACM Municipal Securities Income Fund, Inc.

     Alliance World Dollar Government Fund, Inc.

     Alliance World Dollar Government Fund II, Inc.

     The Spain Fund, Inc.

     Alliance All-Market Advantage Fund, Inc.

     Alliance California Municipal Income Fund, Inc.

     Alliance New York Municipal Income Fund, Inc.

     Alliance National Municipal Income Fund, Inc.

     AllianceBernstein Balanced Shares, Inc.

     AllianceBernstein Blended Style Series, Inc.:
     o    U.S. Large Cap Portfolio
     o    AllianceBernstein Global Blend Portfolio
     o    AllianceBernstein 2000 Retirement Strategy
     o    AllianceBernstein 2005 Retirement Strategy
     o    AllianceBernstein 2010 Retirement Strategy
     o    AllianceBernstein 2015 Retirement Strategy
     o    AllianceBernstein 2020 Retirement Strategy
     o    AllianceBernstein 2025 Retirement Strategy
     o    AllianceBernstein 2030 Retirement Strategy
     o    AllianceBernstein 2035 Retirement Strategy
     o    AllianceBernstein 2040 Retirement Strategy
     o    AllianceBernstein 2045 Retirement Strategy

     AllianceBernstein Bond Fund, Inc.:
     o    AllianceBernstein Corporate Bond Portfolio
     o    AllianceBernstein Intermediate Bond Portfolio
     o    AllianceBernstein U.S. Government Portfolio

     AllianceBernstein Cap Fund, Inc.:
     o    AllianceBernstein Small Cap Growth Portfolio

     AllianceBernstein Corporate Shares
     o    AllianceBernstein Corporate Income Shares

     AllianceBernstein Emerging Market Debt Fund, Inc.

     AllianceBernstein Exchange Reserves

     AllianceBernstein Fixed-Income Shares, Inc.
     o    Prime STIF Portfolio
     o    Government STIF Portfolio

     AllianceBernstein Focused Growth & Income Fund, Inc.

     AllianceBernstein Global Government Income Trust, Inc.

     AllianceBernstein Global Health Care Fund, Inc.

     AllianceBernstein Global Research Growth Fund, Inc.

     AllianceBernstein Global Strategic Income Trust, Inc.

     AllianceBernstein Global Technology Fund, Inc.

     AllianceBernstein Greater China '97 Fund, Inc.

     AllianceBernstein Growth and Income Fund, Inc.

     AllianceBernstein High Yield Fund, Inc.

     AllianceBernstein Institutional Funds, Inc.:
     o    AllianceBernstein Real Estate Investment Institutional Fund

     AllianceBernstein International Growth Fund, Inc.

     AllianceBernstein International Research Growth Fund, Inc.

     AllianceBernstein Large-Cap Growth Fund, Inc.

     AllianceBernstein Mid-Cap Growth Fund, Inc.

     AllianceBernstein Municipal Income Fund, Inc.:
     o    California Portfolio
     o    Insured California Portfolio
     o    Insured National Portfolio
     o    National Portfolio
     o    New York Portfolio

     AllianceBernstein Municipal Income Fund II:
     o    Arizona Portfolio
     o    Florida Portfolio
     o    Massachusetts Portfolio
     o    Michigan Portfolio
     o    Minnesota Portfolio
     o    New Jersey Portfolio
     o    Ohio Portfolio
     o    Pennsylvania Portfolio
     o    Virginia Portfolio

     AllianceBernstein Real Estate Investment Fund, Inc.

     AllianceBernstein Trust:
     o    AllianceBernstein Global Value Fund
     o    AllianceBernstein International Value Fund
     o    AllianceBernstein Small-Mid Cap Value Fund
     o    AllianceBernstein Value Fund

     AllianceBernstein Utility Income Fund, Inc.

     AllianceBernstein Variable Products Series Fund, Inc.:
     o    AllianceBernstein Americas Government Income Portfolio
     o    AllianceBernstein Balanced Shares Portfolio
     o    AllianceBernstein Balanced Wealth Strategy Portfolio
     o    AllianceBernstein Global Bond Portfolio
     o    AllianceBernstein Global Dollar Government Portfolio
     o    AllianceBernstein Global Research Growth Portfolio
     o    AllianceBernstein Global Technology Portfolio
     o    AllianceBernstein Growth Portfolio
     o    AllianceBernstein Growth and Income Portfolio
     o    AllianceBernstein High Yield Portfolio
     o    AllianceBernstein International Growth Portfolio
     o    AllianceBernstein International Research Growth Portfolio
     o    AllianceBernstein International Value Portfolio
     o    AllianceBernstein Large Cap Growth Portfolio
     o    AllianceBernstein Money Market Portfolio
     o    AllianceBernstein Real Estate Investment Portfolio
     o    AllianceBernstein Small Cap Growth Portfolio
     o    AllianceBernstein Small-Mid Cap Value Portfolio
     o    AllianceBernstein U.S. Government/High Grade Securities Portfolio
     o    AllianceBernstein U.S. Large Cap Blended Style Portfolio
     o    AllianceBernstein Utility Income Portfolio
     o    AllianceBernstein Value Portfolio
     o    AllianceBernstein Wealth Appreciation Strategy Portfolio

     Sanford C. Bernstein Fund, Inc.:
     o    California Municipal Portfolio
     o    Diversified Municipal Portfolio
     o    New York Municipal Portfolio
     o    U.S. Government Short Duration Portfolio
     o    Short Duration Plus Portfolio
     o    Intermediate Duration Portfolio
     o    Short Duration New York Municipal Portfolio
     o    Short Duration California Municipal Portfolio
     o    Short Duration Diversified Municipal Portfolio
     o    International Portfolio
     o    Tax-Managed International Portfolio
     o    Emerging Markets Portfolio

     Sanford C. Bernstein Fund II, Inc.:
     o    Bernstein Intermediate Duration Institutional Portfolio

     The AllianceBernstein Pooling Portfolios:
     o    AllianceBernstein U.S. Value Portfolio
     o    AllianceBernstein U.S. Large Cap Growth Portfolio
     o    AllianceBernstein Global Real Estate Investment Portfolio
     o    AllianceBernstein Global Research Growth Portfolio
     o    AllianceBernstein Global Value Portfolio
     o    AllianceBernstein International Value Portfolio
     o    AllianceBernstein International Growth Portfolio
     o    AllianceBernstein Short Duration Bond Portfolio
     o    AllianceBernstein Intermediate Duration Bond Portfolio
     o    AllianceBernstein Inflation Protected Securities Portfolio
     o    AllianceBernstein High Yield Portfolio
     o    AllianceBernstein Small-Mid Cap Value Portfolio
     o    AllianceBernstein Small-Mid Cap Growth Portfolio

     The AllianceBernstein Portfolios:
     o    AllianceBernstein Growth Fund
     o    AllianceBernstein Balanced Wealth Strategy
     o    AllianceBernstein Wealth Appreciation Strategy
     o    AllianceBernstein Wealth Preservation Strategy
     o    AllianceBernstein Tax-Managed Balanced Wealth Strategy
     o    AllianceBernstein Tax-Managed Wealth Appreciation Strategy
     o    AllianceBernstein Tax-Managed Wealth Preservation Strategy

     and any other fund(s) now existing in the Alliance Capital Management L.P. mutual fund program.

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.



                                                     ---------------------------
                                                       AUTHORIZED REPRESENTATIVE

                                  Rider # 3

This rider, effective 12:01 am March 6, 2007 forms a part of policy number 966-76-13 issued to AllianceBernstein L.P.

by   National Union Fire Insurance Company of Pittsburgh, Pa.

                      AMEND INSURING AGREEMENT (A) FIDELITY

It is agreed that:

1. Insuring Agreement (A) FIDELITY is hereby deleted in its entirety and the following is substituted therefor:

     (A) Loss resulting directly from dishonest or fraudulent acts, including Larceny and Embezzlement, committed by an Employee anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

     Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

          (a)  to cause the Insured to sustain such loss; or

          (b) to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit.

     Notwithstanding the foregoing, however, it is agreed that with regard to Loans and/or Trading, this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee with the intent to cause the Insured to sustain such loss and which results in a financial benefit for the Employee.

     The term "Loans" as used in this Insuring Agreement shall be deemed to mean all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

     The term "Trading" as used in this Insuring Agreement shall be deemed to mean trading or other dealings in securities, commodities, futures, options, swaps, foreign or Federal Funds, currencies, foreign exchange and the like.

     As used throughout this Insuring Agreement, financial benefit does not include any salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.



                                                     ---------------------------
                                                       AUTHORIZED REPRESENTATIVE

                                  Rider # 4

This rider, effective 12:01 am March 6, 2007 forms a part of policy number 966-76-13 issued to AllianceBernstein L.P.

by   National Union Fire Insurance Company of Pittsburgh, Pa.

                   AMEND INSURING AGREEMENT (B) AUDIT EXPENSE

It is agreed that:

1. Insuring Agreement (B), AUDIT EXPENSE, applies to the discovery of any loss sustained by the Insured and covered by this Bond.

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.



                                                     ---------------------------
                                                       AUTHORIZED REPRESENTATIVE

                                  Rider # 5

This rider, effective 12:01 am March 6, 2007 forms a part of policy number 966-76-13 issued to AllianceBernstein L.P.

by   National Union Fire Insurance Company of Pittsburgh, Pa.

                AMEND INSURING AGREEMENT (G) COUNTERFEIT CURRENCY

It is agreed that:

1. Insuring Agreement (G), COUNTERFEIT CURRENCY, is amended so that coverage applies to any counterfeited money orders or altered paper currencies or coin of any country.

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.



                                                     ---------------------------
                                                       AUTHORIZED REPRESENTATIVE

                                 Rider # 6

This rider, effective 12:01 am March 6, 2007 forms a part of policy number 966-76-13 issued to AllianceBernstein L.P.

by   National Union Fire Insurance Company of Pittsburgh, Pa.

                                COMPUTER SYSTEMS

It is agreed that:

1.   The attached bond is amended by adding an Insuring Agreement J as follows:

                                COMPUTER SYSTEMS

     Loss resulting directly from a fraudulent

     (1)  entry of data into, or

     (2)  change of data or programs within

          a Computer System; provided the fraudulent entry or change causes

          (a)  Property to be transferred, paid or delivered;

          (b) an account of the Insured, or of its customer, to be added, deleted, debited or credited;

          (c) an unauthorized account or a fictitious account to be debited or credited;

     (3) voice instructions or advices having been transmitted to the Insured or its agent(s) by telephone;

          and provided further, the fraudulent entry or change is made or caused by an individual acting with the intent to:

          (i)  cause the Insured or its agent(s) to sustain a loss; and

          (ii) obtain financial benefit for that individual or for other persons intended by that individual to receive financial benefit; and

         (iii) further provided such voice instructions or advices:

               (a) were made by a person who purported to represent an individual authorized to make such voice instruction or advices; and

               (b)  were electronically recorded by the Insured or its agent(s).

     (4) It shall be a condition to recovery under the Computer Systems Insuring Agreement that the Insured or its agent(s) shall, to the best of their ability, electronically record all voice instructions or advices received over the telephone. The Insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuous basis. Nothing, however, in this Insuring Agreement shall bar the Insured from recovery where no recording is available because of mechanical failure of the device used in making such recording, or because of failure of the media used to record conversation from any cause, or error or omission of any Employee(s) or agent(s) of the Insured.

                              SCHEDULE OF SYSTEMS

                  All computer systems utilized by the Insured

2.   As used in this Insuring Agreement, Computer System means:

     (a)  computers  with  related  peripheral   equipment,   including  storage
          components, wherever located;

     (b)  systems and application software;

     (c)  terminal devices;

     (d)  related communication networks or customer communication systems; and

     (e)  related electronic funds transfer systems;

     by which data are electronically collected, transmitted, processed, stored and retrieved.

3. In addition to the Exclusions in the attached Bond, the following exclusions are applicable to this Insuring Agreement:

     (a) loss resulting directly or indirectly from the theft of confidential information, material or data; and

     (b) loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply, service, write or implement programs for the Insured's Computer System.

4. All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and, in that event, shall be treated as one loss.

5. The Limit of Liability for the coverage provided by this Insuring Agreement shall be as shown on the Declaration Page of this Bond.

6. The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of the Deductible Amount as shown on the Declaration Page of this Bond.

7. If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.

8. Coverage under this Insuring Agreement shall terminate upon termination or cancellation of the bond to which this Insuring Agreement is attached. Coverage under this Insuring Agreement may also be terminated or cancelled without cancelling the Bond as an entirety:

     (a) 60 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Insuring Agreement; or

     (b) immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Insuring Agreement.

     The Underwriter shall refund to the Insured the unearned premium for this coverage under this Insuring Agreement. The refund shall be computed at short rates if this Insuring Agreement is terminated or cancelled or reduced by notice from, or at the instance of, the Insured.

9. Section 4, LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS of the Conditions and Limitations of this Bond is amended by adding the following sentence:

     "Proof of loss resulting from voice instructions or advices covered under this Insuring Agreement shall include electronic recording of such voice instructions or advices."

10. Notwithstanding the foregoing, however, coverage afforded by this Insuring Agreement is not designed to provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or by whatever Underwriter written. Any loss which is covered under such separate policy is excluded from coverage under this Bond and the Insured agrees to make claim for such loss under its separate policy.

11. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.



                                                     ---------------------------
                                                       AUTHORIZED REPRESENTATIVE

                                  Rider # 7

This rider, effective 12:01 am March 6, 2007 forms a part of policy number 966-76-13 issued to AllianceBernstein L.P.

by   National Union Fire Insurance Company of Pittsburgh, Pa.

                          TELEFACSIMILE TRANSFER FRAUD

It is agreed that:

1.   The attached bond is amended by adding an Insuring  Agreement K as follows:

                          TELEFACSIMILE TRANSFER FRAUD

     Loss resulting by reason of the Insured having transferred, paid or delivered any funds or Property, established any credit, debited any account, or given any value relying on any fraudulent instructions sent by a customer or financial institution by Telefacsimile transmission directed to the Insured, authorizing or acknowledging the transfer, payment or delivery of funds or Property, the establishment of a credit, debiting of any account, or the giving of value by the Insured, but only if such Telefacsimile instructions:

     i) bear a valid test key exchanged between the Insured and a customer or another financial institution with authority to use such test key for Telefacsimile instructions in the ordinary course of business, but which test key has been wrongfully obtained by a person who was not authorized to initiate, make, validate or authenticate a test key arrangement; and

     ii) fraudulently purport to have been sent by such customer or financial institution, but which Telefacsimile instructions were transmitted without the knowledge or consent of such customer or financial institution by a person other than such customer or financial institution and which bear a forged signature.

     "Telefacsimile" means a system of transmitting written documents by electronic signals over telephone lines to equipment maintained by the Insured within its communication room for the purposes of reproducing a copy of said document. It does not mean an electronic communication sent by telex, TWC, electronic mail or an Automated Clearing House.

2. The Limit of Liability for the coverage provided by this Insuring Agreement shall be as shown on the Declaration Page of this Bond.

3. The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of the Deductible Amount as shown on the Declaration Page of this Bond.

4. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.



                                                     ---------------------------
                                                       AUTHORIZED REPRESENTATIVE

                                   Rider # 8

This rider, effective 12:01 am March 6, 2007 forms a part of policy number 966-76-13 issued to AllianceBernstein L.P.

by   National Union Fire Insurance Company of Pittsburgh, Pa.

                             AUTOMATED PHONE SYSTEMS

It is agreed that:

1.   The attached bond is amended by adding an Insuring Agreement L as follows:

                             AUTOMATED PHONE SYSTEMS

     I. Loss caused by an Automated Phone System ("APS") Transaction, where the request for such APS Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the bond Period all APS Designated Procedures with respect to APS Transactions. The unintentional isolated failure of such entity to maintain and follow a particular APS Designated Procedure in a particular instance shall not preclude coverage under this Insuring Agreement, subject to the exclusions herein and in the Bond.

          1. Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

               a. "APS Transaction" means any APS Redemption, APS Exchange or APS Election.

               b. "APS Redemption" means any redemption of shares issued by an Investment Company which is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

               c. "APS Election" means any election concerning dividend options available to fund shareholders which is made over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

               d. "APS Exchange" means any exchange of shares in a registered account of one fund into shares in an identically registered account of another fund in the same complex pursuant to exchange privileges of the two funds, which exchange is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

               e. "APS Designated Procedures" means all of the following procedures:

                    (1) Election in Application: No APS Redemption shall be executed unless the shareholder to whose account such an APS Redemption relates has previously elected by official designation to permit such APS Redemption.

                    (2) Logging: All APS Transaction requests shall be logged or otherwise recorded, so as to preserve all of the information transmitted by an individual caller through use of a telephone keypad in the course of such a request, and the records shall be retained for at least six months.

                         (a) Information contained in the records shall be capable of being retrieved through the following methods:

                              Procedures normally used by the Insured

                         (b) Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85 percent.

                    (3) Identity Test: The identity of the caller in any request for an APS Transaction shall be tested before execution of that APS Transaction by requiring the entry by the caller of a confidential personal identification number ("PIN")

                         (a) Limited attempts to enter PIN: If the caller fails to enter a correct PIN within three attempts, the caller must not be allowed additional attempts during the same (telephone call/twenty-four hour day) to enter the PIN

                    (4) Written Confirmation: A written confirmation of any APS Transaction shall be mailed to the shareholder(s) to whose account such APS Transaction relates, at the original record address, by the end of the Insured's next regular processing cycle, but in no event later than five business days following such APS Transaction.

                    (5) Access to APS Equipment: Access to the equipment which permits the entity receiving the APS Transaction request to process and effect the transaction shall be limited in the following manner:

          Procedures normally used by the Insured

          2. Exclusions. It is further understood and agreed that this extension shall not cover:

               a. any loss covered under Insuring Agreement (A), FIDELITY, of this Bond;

               b.   any loss resulting from:

                    (1) the redemption of shares, where the proceeds of such redemption are made payable to other than

                         (i)  the shareholder of record; or

                         (ii) a  person   officially   Designated   to   receive
                              redemption proceeds; or

                        (iii) a bank account  officially  designated to receive
                              redemption proceeds; or

                    (2) the redemption of shares, where the proceeds of such redemption are paid by check mailed to any address, unless such address has either been

                         (i) designated by voice over the telephone or in writing without a signature guarantee, in either case at least thirty (30) days prior to such redemption; or

                         (ii) officially designated; or

                        (iii) verified  by any  other  procedures  which may be
                              normally used by the Insured; or

                    (3) the redemption of shares, where the proceeds of such redemption are paid by wire transfer to other than the shareholder's officially Designated bank account; or

                    (4) the intentional failure to adhere to one or more APS Designated Procedures.

2. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.



                                                     ---------------------------
                                                       AUTHORIZED REPRESENTATIVE

                                  Rider # 9

This rider, effective 12:01 am March 6, 2007 forms a part of policy number 966-76-13 issued to AllianceBernstein L.P.

by   National Union Fire Insurance Company of Pittsburgh, Pa.

                               AUTOMATIC COVERAGE

It is agreed that:

1. If the Insured shall, while this bond is in force, establish any new funds other than by consolidation or merger with, purchase or acquisition of assets or liabilities of, another institution, such funds shall automatically be covered hereunder from the date of such establishment without the payment of additional premium for the remainder of the premium period.

2. If the Insured shall, while this bond is in force, require an increase in limits to comply with SEC Reg. 17g-1, due to an increase in asset size of current funds insured under this bond or by the addition of new funds, such increase in limits shall automatically be covered hereunder from the date of such increase without the payment of additional premium for the remainder of the premium period.

3. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.



                                                     ---------------------------
                                                       AUTHORIZED REPRESENTATIVE

                                  Rider # 10


This rider, effective 12:01 am March 6, 2007 forms a part of policy number 966-76-13 issued to AllianceBernstein L.P.

by   National Union Fire Insurance Company of Pittsburgh, Pa.

                         AMEND SECTION 13., TERMINATION

It is agreed that:

1. The attached bond is hereby amended by deleting Section 13., TERMINATION, in its entirety and substituting the following:

     The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 90 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, DC. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, DC prior to 90 days before the effective date of termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 90 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

     This bond will terminate as to any one Insured, (other than a registered management investment company), immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upor the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

     This bond will terminate as to any registered management investment company upon the expiration of 90 days after written notice has been given to the Securities and Exchange Commission, Washington, DC.

     The Underwriter  shall refund the unearned  premium computed at short rates
     in  accordance  with  the  standard  short  rate  cancellation   tables  if
     terminated by the Insured or pro rata if terminated for any other reason.

     This bond shall terminate:

     a. as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement, on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee and upon the expiration of 90 days after written notice has been given to the Securities and Exchange Commission, Washington, DC (see Section 16(d)) and to the Insured Investment Company; or

     b. as to any Employee 90 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee; or

     c. as to any person, who is a partner, officer or employee of any electronic data processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement, in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective and upon the expiration of 90 days after written notice has been given by the Underwriter to the Securities and Exchange Commission, Washington, DC and to the insured Investment Company.

2. Upon the detection by any Insured that an Employee has committed any dishonest or fraudulent act(s) or theft, the Insured shall immediately remove such Employee from a position that may enable such Employee to cause the Insured to suffer a loss by any subsequent dishonest or fraudulent act(s) or theft. The Insured, within forty-eight (48) hours of such detection, shall notify the Underwriter with full and complete particulars of the detected dishonest or fraudulent act(s) or theft.

3. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.



                                                     ---------------------------
                                                       AUTHORIZED REPRESENTATIVE

                                  Rider # 11

This endorsement, effective 12:01 am March 6, 2007 forms a part of policy number 966-76-13 issued to AllianceBernstein L.P.

by   National Union Fire Insurance Company of Pittsburgh, Pa.

                                CONCURRENT RIDER

It is agreed that:

1. The Insured will carry concurrently with the attached bond, additional insurance as follows:

     Insurance                  Name of Insurer                 Amount

     Investment Company         Lloyd's of London                $5,000,000,
     Blanket Bond               Policy #FB0703754                part of
                                Syndicate #SJC 2003              $50,000,000

2. Whether or not such additional insurance be actually carried, and if carried, whether or not valid or collectible, the Underwriter shall not, in case of any loss sustained by the Insured which is of the kind and character covered both by the attached bond and such additional insurance, be liable under the attached bond for a greater proportion of such loss than the applicable amount of the attached bond bears to such amount plus the applicable amount or amounts of such additional insurance, and plus the amount of any other valid and collectible concurrent insurance or suretyship covering such loss.

3. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as specified above.



                                                     ---------------------------
                                                       AUTHORIZED REPRESENTATIVE

                                  Rider # 12

This endorsement, effective 12:01 am March 6, 2007 forms a part of policy number 966-76-13 issued to AllianceBernstein L.P.

by   National Union Fire Insurance Company of Pittsburgh, Pa.

                                 COSURETY RIDER

It is agreed that:

1. The term "Underwriter" as used in the attached bond shall be construed to mean, unless otherwise specified in this rider, all the Companies executing the attached bond.

2. Each of said Companies shall be liable only for such proportion of any Single Loss under the attached bond as the amount underwritten by such Company, as specified in the Schedule forming a part hereof, bears to the Limit of Liability of the attached bond.

3. In the absence of a request from any of said Companies to pay premiums directly to it, premiums for the attached bond may be paid to the Controlling Company for the account of all of said Companies.

4. In the absence of a request from any of said Companies that notice of claim and proof of loss be given to or filed directly with it, the giving of such notice to and the filing of such proof with, the Controlling Company shall be deemed to be in compliance with the conditions of the attached bond for the giving of notice of loss and the filing of proof of loss, if given and filed in accordance with said conditions.

5. The Controlling Company may give notice in accordance with the terms of the attached bond, terminating or canceling the attached bond as an entirety or as to any Employee, and any notice so given shall terminate or cancel the liability of all of said Companies as an entirety or as to such Employee, as the case may be.

6. Any Company other than the Controlling Company may give notice in accordance with the terms of the attached bond, terminating or canceling the entire liability of such other Company under the attached bond or as to any Employee.

7. In the absence of a request from any of said Companies that notice of termination or cancellation by the Insured of the attached bond in its entirety be given to or filed directly with it, the giving of such notice in accordance with the terms of the attached bond to the Controlling Company shall terminate or cancel the liability of all of said Companies as an entirety. The Insured may terminate or cancel the entire liability of any Company, other than the Controlling Company, under the attached bond by giving notice of such termination or cancellation to such other Company, and shall send copy of such notice to the Controlling Company.

8. In the event of the termination or cancellation of the attached bond as an entirety, no Company shall be liable to the Insured for a greater proportion of any return premium due the Insured than the amount underwritten by such Company bears to the Aggregate Limit of Liability of the attached bond.

9. In the event of termination or cancellation of the attached bond as to any Company, such Company alone shall be liable to the Insured for any return premium due the Insured on account of such termination or cancellation. The termination or cancellation of the attached bond as to any Company other than the Controlling Company shall not terminate, cancel or otherwise affect the liability of the other Companies under the attached bond.

10. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as specified above.

     National  Union Fire  Insurance  Company  of  Pittsburgh,  Pa.
     Controlling Company
     Underwritten for the sum of $20,000,000, part of $50,000,000



          BY:
               --------------------------
               AUTHORIZED REPRESENTATIVE

     ATTEST:
              ---------------------------


     ACE American Insurance Company
     Underwritten for the sum of $10,000,000, part of $50,000,000

          BY:
               --------------------------
               AUTHORIZED REPRESENTATIVE


     ATTEST:
              ---------------------------


     Continental Insurance Company
     Underwritten for the sum of $10,000,000, part of $50,000,000

          BY:
               --------------------------
               AUTHORIZED REPRESENTATIVE


     ATTEST:
              ---------------------------


     Fidelity and Deposit Company of MD
     Underwritten for the sum of $10,000,000, part of $50,000,000

          BY:
               --------------------------
               AUTHORIZED REPRESENTATIVE


     ATTEST:
              ---------------------------

                                  Rider # 13

This rider, effective 12:01 am March 6, 2007 forms a part of policy number 966-76-13 issued to AllianceBernstein L.P.

by   National Union Fire Insurance Company of Pittsburgh, Pa.

                             FORMS INDEX ENDORSEMENT

 The contents of the Policy is comprised of the following forms:

FORM NUMBER    EDITION DATE   FORM TITLE

Mnscpt                        Investment Company Blanket Bond-NU DEC
41206          09/84          Investment Company Blanket Bond-NU Guts
87435          05/05          Coverage Territory Endorsement (OFAC)
Mnscpt                        Named Insureds
Mnscpt                        Amended Insuring Agreement (A) Fidelity
Mnscpt                        Amend Insuring Agreement (B) Audit Expense
Mnscpt                        Amend Insuring Agreement (G) Counterfeit Currency
Mnscpt                        Cmputer Systems Fruad
Mnscpt                        Telefacsimile Transfer Fraud
Mnscpt                        Automated Phone Systems
Mnscpt                        Automatic Coverage
Mnscpt                        Amend Section 13., Termination
Mnscpt                        Concurrent Rider
Mnscpt                        Cosurety Rider
Mnscpt                        Forms Index Endorsement

                         Registered Investment Companies
                          Joint Fidelity Bond Agreement

Agreement made as of March 6, 2007, by and among ACM Managed Dollar Income Fund, Inc., ACM Managed Income Fund, Inc., ACM Municipal Securities Fund, Inc., Alliance All-Market Advantage Fund, Inc., Alliance California Municipal Income Fund, Inc., Alliance National Municipal Income Fund, Inc., Alliance New York Municipal Income Fund, Inc., AllianceBernstein Balanced Shares, Inc., AllianceBernstein Blended Style Series, Inc., AllianceBernstein Bond Fund, Inc., AllianceBernstein Cap Fund, Inc.AllianceBernstein Corporate Shares, AllianceBernstein Emerging Market Debt Fund, Inc., AllianceBernstein Exchange Reserves, AllianceBernstein Fixed-Income Shares, Inc., AllianceBernstein Focused Growth & Income Fund, Inc., AllianceBernstein Global government Income Trust, Inc., AllianceBernstein Global Health Care Fund, Inc., AllianceBernstein Global High Income Fund, Inc., AllianceBernstein Global Real Estate Investment Fund, Inc., AllianceBernstein Global Research Growth Fund, Inc., AllianceBernstein Global Strategic Income Trust, Inc., AllianceBernstein Global Technology Fund, Inc., AllianceBernstein Greater China '97 Fund, Inc., AllianceBernstein Growth and Income Fund, Inc, AllianceBernstein High Yield Fund, Inc., AllianceBernstein Income Fund, Inc., AllianceBernstein Institutional Funds, Inc., AllianceBernstein International Growth Fund, Inc., AllianceBernstein International research Growth Fund, Inc., AllianceBernstein Large-Cap Growth Fund, Inc., AllianceBernstein Mid-Cap Growth Fund, Inc., AllianceBernstein Municipal Income Fund, Inc., AllianceBernstein Municipal Income Fund II, AllianceBernstein Trust, AllianceBernstein Utility Income Fund, Inc., AllianceBernstein Variable Products Series Fund, Inc., Sanford C. Bernstein Fund, Inc., Sanford C. Bernstein Fund II, Inc., The AllianceBernstein Pooling Portfolios, The AllianceBernstein Portfolios, The Spain Fund, Inc., and AllianceBernstein L.P.

     WHEREAS, the investment companies that are parties to this Agreement are management investment companies registered under the Investment Company Act of 1940 (the "Act"); and

     WHEREAS, AllianceBernstein L.P. provides investment advisory services and/or certain administrative and financial services to the investment companies; and

     WHEREAS, Rule 17g-1 as amended, promulgated under the Act requires registered management investment companies to provide and maintain fidelity bonds covering their officers and employees in amounts no less than stated minimums based upon the gross assets of such registered management investment companies; and

     WHEREAS, Paragraph (b) of Rule 17g-1 permits registered management investment companies which are managed and/or whose shares are distributed by the same person to be named as assureds under a joint bond; and

     WHEREAS, the investment companies are registered management investment companies managed by AllianceBernstein L.P.; and

     WHEREAS, the Board of Directors or Trustees of each of the investment companies has approved coverage under one joint fidelity bond with each of the other investment companies which are parties to this Agreement in the respective amounts set forth in Schedule A of this Agreement.

     NOW, THEREFORE, it is agreed as follows:

1. That the investment companies which are parties to this Agreement will be named as assureds and will be covered under a joint fidelity bond with National Union Fire Insurance Company, ACE American Insurance Co., Continental Insurance Company, Fidelity & Deposit Company of MD, Lloyd's of London, St. Paul Travelers, Liberty Mutual Insurance Company and Hartford Fire Insurance Co. in the aggregate amount of $110,000,000 at a total annual premium payable by the parties hereto of $526,866 (which total includes the share thereof to be paid by AllianceBernstein L.P. as provided in paragraph 2 hereof), each such investment company having specific coverage in accordance with Rule 17g-1(d) and paying the proportionate share of said annual premium in the respective amounts set forth in Schedule A opposite its name.

2. AllianceBernstein L.P. has been named an insured under the joint fidelity bond in order that coverage may be extended to employees of AllianceBernstein L.P. who are responsible for the investment ordering and operational activity of the investment companies and, accordingly, AllianceBernstein L.P. will pay $15,566.50 of the annual premium payable in respect for the joint fidelity bond.

3. That in the event recovery is received under the joint fidelity bond as a result of a loss sustained by any investment company and one or more other parties hereto, such investment company will receive an equitable and proportionate share of the recovery, but at least equal to the amount which it would have received had it provided and maintained a single insured bond with the minimum coverage required by such paragraph (d)(1) of such Rule 17g-1 which minimum coverage as required by such paragraph (d)(1) of such Rule is no more than the amount set forth in Schedule A of this Agreement opposite he name of each investment company party hereto.

4. This Agreement shall be governed by and construed under the laws of the State of New York.


                                  /s/ Emilie D. Wrapp
                                  ------------------------
                                  Emilie D. Wrapp
                                  Secretary for Each of the Investment Companies

                                   SCHEDULE A

ACM MANAGED DOLLAR INCOME FUND, INC                                    $2,873.81
ACM MANAGED INCOME FUND, INC                                           $2,514.59
ACM MUNICIPAL SECURITIES FUND, INC                                     $2,873.81
ALLIANCE ALL-MARKET ADVANTAGE FUND, INC                                $1,915.88
ALLIANCE CALIFORNIA MUNICIPAL INCOME FUND, INC                         $2,873.81
ALLIANCE NATIONAL MUNICIPAL INCOME FUND, INC                           $4,310.72
ALLIANCE NEW YORK MUNICIPAL INCOME FUND, INC                           $2,514.59
ALLIANCEBERNSTEIN BALANCED SHARES, INC                                 $7,184.54
ALLIANCEBERNSTEIN BLENDED STYLE SERIES, INC
  U.S. Large Cap Portfolio                                             $2,873.81
  AllianceBernstein Global Blend Portfolio                             $1,077.68
  AllianceBernstein 2000 Retirement Strategy                             $718.45
  AllianceBernstein 2005 Retirement Strategy                           $1,077.68
  AllianceBernstein 2010 Retirement Strategy                           $1,915.88
  AllianceBernstein 2015 Retirement Strategy                           $2,155.36
  AllianceBernstein 2020 Retirement Strategy                           $2,155.36
  AllianceBernstein 2025 Retirement Strategy                           $2,155.36
  AllianceBernstein 2030 Retirement Strategy                           $1,915.88
  AllianceBernstein 2035 Retirement Strategy                           $1,676.39
  AllianceBernstein 2040 Retirement Strategy                           $1,077.68
  AllianceBernstein 2045 Retirement Strategy                           $1,077.68
ALLIANCEBERNSTEIN BOND FUND, INC
  AllianceBernstein Corporate Bond Portfolio                           $4,310.72
  AllianceBernstein Intermediate Bond Portfolio                        $2,514.59
  AllianceBernstein U.S. Government Portfolio                          $4,310.72
ALLIANCEBERNSTEIN CAP FUND, INC
  AllianceBernstein Small Cap Growth Portfolio                         $3,592.27
ALLIANCEBERNSTEIN CORPORATE SHARES
  AllianceBernstein Corporate Income Shares                            $1,915.88
ALLIANCEBERNSTEIN EMERGING MARKET DEBT FUND, INC                       $3,592.27
ALLIANCEBERNSTEIN EXCHANGE RESERVES                                    $4,310.72
ALLIANCEBERNSTEIN FIXED-INCOME SHARES, INC
  Prime STIF Portfolio                                                 $3,592.27
  Government STIF Portfolio                                            $3,592.27
ALLIANCEBERNSTEIN FOCUSED GROWTH & INCOME FUND, INC                    $3,592.27
ALLIANCEBERNSTEIN GLOBAL GOVERNMENT INCOME TRUST, INC                  $7,184.54
ALLIANCEBERNSTEIN GLOBAL HEALTH CARE FUND, INC                         $2,873.81
ALLIANCEBERNSTEIN GLOBAL HIGH INCOME FUND, INC                         $5,987.11
ALLIANCEBERNSTEIN GLOBAL REAL ESTATE INVESTMENT FUND, INC              $3,592.27
ALLIANCEBERNSTEIN GLOBAL RESEARCH GROWTH FUND, INC                     $2,514.59
ALLIANCEBERNSTEIN GLOBAL STRATEGIC INCOME TRUST, INC                   $2,155.36
ALLIANCEBERNSTEIN GLOBAL TECHNOLOGY FUND, INC                          $7,184.54
ALLIANCEBERNSTEIN GREATER CHINA '97 FUND, INC                          $2,514.59
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC                         $11,974.23
ALLIANCEBERNSTEIN HIGH YIELD FUND, INC                                 $3,592.27
ALLIANCEBERNSTEIN INCOME FUND, INC                                     $8,142.47
ALLIANCEBERNSTEIN INSTITUTIONAL FUNDS, INC
  AllianceBernstein Global Real Estate Investment Fund II              $5,987.11
ALLIANCEBERNSTEIN INTERNATIONAL GROWTH FUND, INC                       $8,142.47
ALLIANCEBERNSTEIN INTERNATIONAL RESEARCH GROWTH FUND, INC              $3,592.27
ALLIANCEBERNSTEIN LARGE-CAP GROWTH FUND, INC                          $10,058.35
ALLIANCEBERNSTEIN MID-CAP GROWTH FUND, INC                             $4,789.69
ALLIANCEBERNSTEIN MUNICIPAL INCOME FUND, INC
  California Portfolio                                                 $4,789.69
  Insured California Portfolio                                         $2,514.59
  Insured National Portfolio                                           $2,873.81
  National Portfolio                                                   $4,310.72
  New York Portfolio                                                   $4,310.72
ALLIANCEBERNSTEIN MUNICIPAL INCOME FUND II
  Arizona Portfolio                                                    $2,873.81
  Florida Portfolio                                                    $2,873.81
  Massachusetts Portfolio                                              $2,873.81
  Michigan Portfolio                                                   $2,514.59
  Minnesota Portfolio                                                  $2,514.59
  New Jersey Portfolio                                                 $2,873.81
  Ohio Portfolio                                                       $2,873.81
  Pennsylvania Portfolio                                               $2,873.81
  Virginia Portfolio                                                   $2,873.81
ALLIANCEBERNSTEIN TRUST
  AllianceBernstein Global Value Fund                                  $3,592.27
  AllianceBernstein International Value Fund                          $11,974.23
  AllianceBernstein Small-Mid Cap Value Fund                           $5.987.11
  AllianceBernstein Value Fund                                         $5,987.11
ALLIANCEBERNSTEIN UTILITY INCOME FUND, INC                             $3,592.27
ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES FUND, INC
  AllianceBernstein Americas Government Income Portfolio               $1,676.39
  AllianceBernstein Balanced Shares Portfolio                          $2,873.81
  AllianceBernstein Balanced Wealth Strategy Portfolio                 $2,873.81
  AllianceBernstein Global Bond Portfolio                              $1,676.39
  AllianceBernstein Global Dollar Government Portfolio                 $1,436.91
  AllianceBernstein Global Research Growth Portfolio                   $1,077.68
  AllianceBernstein Global Technology Portfolio                        $3,592.27
  AllianceBernstein Growth Portfolio                                   $2,873.81
  AllianceBernstein Growth and Income Portfolio                        $9,100.41
  AllianceBernstein High Yield Portfolio                               $1,676.39
  AllianceBernstein International Growth Portfolio                     $2,514.59
  AllianceBernstein International Research Growth Portfolio            $2,155.36
  AllianceBernstein International Value Portfolio                      $8,142.47
  AllianceBernstein Large Cap Growth Portfolio                         $5,987.11
  AllianceBernstein Money Market Portfolio                             $1,915.88
  AllianceBernstein Real Estate Investment Portfolio                   $2,514.59
  AllianceBernstein Small Cap Growth Portfolio                         $2,155.36
  AllianceBernstein Small-Mid Cap Value Portfolio                      $3,592.27
  AllianceBernstein U.S. Government/High Grade Securities Portfolio    $2,514.59
  AllianceBernstein U.S. Large Cap Blended Style Portfolio             $1,197.42
  AllianceBernstein Utility Income Portfolio                           $2,155.36
  AllianceBernstein Value Portfolio                                    $3,592.27
  AllianceBernstein Wealth Appreciation Strategy Portfolio             $1,676.39
SANFORD C. BERNSTEIN FUND, INC
  U.S. Government Short Duration Portfolio                             $2,155.36
  Short Duration Plus Portfolio                                        $3,592.27
  Intermediate Duration Portfolio                                     $11,974.23
  Short Duration New York Municipal Portfolio                          $2,514.59
  Short Duration California Municipal Portfolio                        $2,155.36
  Short Duration Diversified Municipal Portfolio                       $3,592.27
  New York Municipal Portfolio                                         $7,184.54
  California Municipal Portfolio                                       $5,987.11
  Diversified Municipal Portfolio                                     $11,974.23
  International Portfolio                                             $11,974.23
  Tax-Managed International Portfolio                                 $11,974.23
  Emerging Markets Portfolio                                           $9,100.41
SANFORD C. BERNSTEIN FUND II, INC
  Bernstein Intermediate Duration Institutional Portfolio              $4,789.69
THE ALLIANCEBERNSTEIN POOLING PORTFOLIOS
  AllianceBernstein U.S. Value Portfolio                               $8,142.27
  AllianceBernstein U.S. Large Cap Growth Portfolio                    $8,142.27
  AllianceBernstein Global Real Estate Investment Portfolio            $5,987.11
  AllianceBernstein Global Research Growth Portfolio                     $838.20
  AllianceBernstein Global Value Portfolio                               $838.20
  AllianceBernstein International Value Portfolio                      $5,987.11
  AllianceBernstein International Growth Portfolio                     $5,987.11
  AllianceBernstein Short Duration Bond Portfolio                      $5,987.11
  AllianceBernstein Intermediate Duration Bond Portfolio               $5,987.11
  AllianceBernstein Inflation Protected Securities Portfolio           $4,310.72
  AllianceBernstein High Yield Portfolio                               $3,592.27
  AllianceBernstein Small-Mid Cap Value Portfolio                      $4,310.72
  AllianceBernstein Small-Mid Cap Growth Portfolio                     $4,310.72
THE ALLIANCEBERNSTEIN PORTFOLIOS
  AllianceBernstein Growth Fund                                        $7,184.54
  AllianceBernstein Balanced Wealth Strategy                           $9,100.41
  AllianceBernstein Wealth Appreciation Strategy                       $8,142.47
  AllianceBernstein Wealth Preservation Strategy                       $4,310.72
  AllianceBernstein Tax-Managed Balanced Wealth Strategy               $3,592.27
  AllianceBernstein Tax-Managed Wealth Appreciation Strategy           $3,592.27
  AllianceBernstein Tax-Managed Wealth Preservation Strategy           $2,873.81
THE SPAIN FUND, INC                                                    $2,514.59

SK 00250 0073 755595

                            CERTIFICATE OF SECRETARY
                              THE SPAIN FUND, INC.
                             Regarding Fidelity Bond


     The undersigned, being the duly elected and qualified Secretary of The Spain Fund, Inc. (the "Fund"), hereby certifies that attached hereto is a true and complete copy of the resolutions that were approved in substantially the same form by the Board of Directors of the Fund at a meeting held on February 15, 2007, at which a quorum was present and voted in favor thereof, and that said resolutions have not been revoked or amended and are now in full force and effect.

     IN WITNESS WHEREOF, the undersigned has executed this Certificate as Secretary of the Fund on this 8th day of March, 2007.

                                                 /s/ Emilie D. Wrapp
                                                 -------------------
                                                     Emilie D. Wrapp
                                                     Secretary

                              THE SPAIN FUND, INC.
                    Forms of Resolutions for Adoption at the Annual Meeting of the Board of Directors

                                February 15, 2007

Agenda Item 7       RESOLVED, the Directors hereby determine that participation by the Corporation in a joint fidelity bond with National
                    Union Fire Insurance Company, ACE American Insurance Co.,
                    Continental Insurance Company, Fidelity & Deposit Company of
                    MD, Lloyd's of London, St. Paul Travelers, Liberty Mutual
                    Insurance Company and Hartford Fire Insurance Co. covering officers and employees of the Corporation in accordance with the requirements of Rule 17g-1 promulgated by the Securities and Exchange Commission under Section 17(g) of the Investment Company Act of 1940 and employees of AllianceBemstein L.P., Adviser to the Corporation, in the aggregate amount of $110,000,000 is reasonable in form and amount, after having given due consideration to the value of the aggregate assets of this Corporation to which any such covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities in the Corporation's portfolio;

                    RESOLVED, that the Directors hereby approve, ratify and authorize the payment by the Treasurer of the Corporation of an amount approximately equal to $2,514.59, representing the portion of 2007 annual premium on such joint insured fidelity bond allocable to the Corporation based on its coverage under such bond after giving due consideration to all relevant factors, including the number of other parties named as the insured, the nature of the business activities of such other parties, the $110,000,000 aggregate amount of coverage under the joint insured bond, the aggregate 2007 annual premium of such bond of approximately $526,866, the ratable allocation of the premium among all parties named as insured and the extent to which the share of the premium allocated to the Corporation is less than the premium the Corporation would have to pay if it maintained a single insured bond;

                    RESOLVED, that the Board of Directors/Trustees hereby confirms, ratifies and approves in all respects the execution by the appropriate officers of the Fund of an agreement among the Fund and all of the other named insureds under the joint fidelity bond, which agreement provides that in the event recovery is received under the bond as a result of a loss sustained by the Fund and one or more named insureds, the Fund shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which it would have received had it maintained a single insured bond with the minimum coverage required by paragraph (d)(I) of Rule 17g-1 promulgated under the Investment Company Act of 1940; and

                    RESOLVED, that the Secretary and Assistant Secretary of the Corporation are hereby designated to make all filings with the Securities and Exchange Commission and to give all notices on behalf of the Corporation required by paragraph
                    (g) of Rule 17g-1 promulgated under the Investment Company Act of 1940.

SK 00250 0073 754016